SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 2 April, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Preliminary announcement of publication date dated 01 March 2024
Exhibit 1.2	Transaction in Own Shares dated 01 March 2024
Exhibit 1.3	Director Declaration dated 01 March 2024
Exhibit 1.4	Transaction in Own Shares dated 04 March 2024
Exhibit 1.5	Transaction in Own Shares dated 05 March 2024
Exhibit 1.6	Transaction in Own Shares dated 06 March 2024
Exhibit 1.7	Transaction in Own Shares dated 07 March 2024
Exhibit 1.8	Transaction in Own Shares dated 08 March 2024
Exhibit 1.9	Transaction in Own Shares dated 11 March 2024
Exhibit 1.10	Director/PDMR Shareholding dated 12 March 2024
Exhibit 1.11	Transaction in Own Shares dated 12 March 2024
Exhibit 1.12	Transaction in Own Shares dated 13 March 2024
Exhibit 1.13	Transaction in Own Shares dated 14 March 2024
Exhibit 1.14	Transaction in Own Shares dated 15 March 2024
Exhibit 1.15	Transaction in Own Shares dated 18 March 2024
Exhibit 1.16	Director/PDMR Shareholding dated 19 March 2024
Exhibit 1.17	Transaction in Own Shares dated 19 March 2024
Exhibit 1.18	Transaction in Own Shares dated 20 March 2024
Exhibit 1.19	Transaction in Own Shares dated 21 March 2024
Exhibit 1.20	Transaction in Own Shares dated 22 March 2024
Exhibit 1.21	Transaction in Own Shares dated 25 March 2024
Exhibit 1.22	Transaction in Own Shares dated 26 March 2024
Exhibit 1.23	Transaction in Own Shares dated 27 March 2024
Exhibit 1.24	Transaction in Own Shares dated 28 March 2024

Exhibit 1.1

Preliminary Announcement on the publication of financial statements

London - 01 March 2024

BP p.l.c. ("bp") announces in accordance with Articles 114 and 117 of the WpHG (the German Securities Act) that the Annual Financial Report in English shall be disclosed on 08 March 2024 and can be found at the following web address: https://www.bp.com/en/global/corporate/investors/results-reporting-and-presentations/annual-report.html.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,775,445 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,920,649	313,193	1,541,603
Highest price paid per Share (pence):	471.45	471.45	471.45
Lowest price paid per Share (pence):	464.15	464.25	464.25
Volume weighted average price paid per Share (pence):	468.7360	468.8670	468.8119

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.7360	2,920,649
Cboe (UK)/BXE	468.8670	313,193
Cboe (UK)/CXE	468.8119	1,541,603

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3434F_1-2024-3-1.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	01 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,971,046,195
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,269,818
New total number of voting rights (including treasury shares):	17,701,398,513

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.3

BP p.l.c. (the "Company")

1 March 2024

BP p.l.c.

Director Declaration

Pursuant to LR 9.6.14, BP p.l.c. ('the Company') confirms that Karen Richardson, non-executive director of the Company, stepped down from her position as chair of Origin Materials, Inc. on 1 March 2024.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 04 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,742,770 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,607,380	306,058	1,829,332
Highest price paid per Share (pence):	479.30	479.30	479.30
Lowest price paid per Share (pence):	469.95	469.85	469.85
Volume weighted average price paid per Share (pence):	473.7490	473.9353	473.8281

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	473.7490	2,607,380
Cboe (UK)/BXE	473.9353	306,058
Cboe (UK)/CXE	473.8281	1,829,332

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5329F_1-2024-3-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	04 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,966,167,271
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,269,818
New total number of voting rights (including treasury shares):	17,696,519,589

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,784,156 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,739,516	342,998	1,701,642
Highest price paid per Share (pence):	471.35	471.35	471.35
Lowest price paid per Share (pence):	466.85	466.85	466.85
Volume weighted average price paid per Share (pence):	469.4278	469.5669	469.4985

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.4278	2,739,516
Cboe (UK)/BXE	469.5669	342,998
Cboe (UK)/CXE	469.4985	1,701,642

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7025F_1-2024-3-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,961,391,826
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,269,818
New total number of voting rights (including treasury shares):	17,691,744,144

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 06 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,506,862 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,912,698	296,018	1,298,146
Highest price paid per Share (pence):	479.50	479.50	479.50
Lowest price paid per Share (pence):	470.95	471.15	471.15
Volume weighted average price paid per Share (pence):	477.5488	477.4577	477.5252

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	477.5488	2,912,698
Cboe (UK)/BXE	477.4577	296,018
Cboe (UK)/CXE	477.5252	1,298,146

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8835F_1-2024-3-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	06 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,956,649,056
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,269,818
New total number of voting rights (including treasury shares):	17,687,001,374

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 07 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,705,445 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,867,220	276,739	1,561,486
Highest price paid per Share (pence):	478.70	478.65	478.70
Lowest price paid per Share (pence):	474.70	474.70	474.70
Volume weighted average price paid per Share (pence):	476.2055	476.1699	476.0388

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.2055	2,867,220
Cboe (UK)/BXE	476.1699	276,739
Cboe (UK)/CXE	476.0388	1,561,486

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0589G_1-2024-3-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,951,864,900
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,269,818
New total number of voting rights (including treasury shares):	17,682,217,218

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 08 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,684,606 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,757,578	221,303	1,705,725
Highest price paid per Share (pence):	480.00	480.00	480.00
Lowest price paid per Share (pence):	472.00	472.20	472.00
Volume weighted average price paid per Share (pence):	475.3598	475.4898	475.5222

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.3598	2,757,578
Cboe (UK)/BXE	475.4898	221,303
Cboe (UK)/CXE	475.5222	1,705,725

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2313G_1-2024-3-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,947,358,038
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,269,818
New total number of voting rights (including treasury shares):	17,677,710,356

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,726,614 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,796,263	308,721	1,621,630
Highest price paid per Share (pence):	473.05	472.95	473.10
Lowest price paid per Share (pence):	467.80	467.80	467.80
Volume weighted average price paid per Share (pence):	470.0853	470.0008	469.9538

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	470.0853	2,796,263
Cboe (UK)/BXE	470.0008	308,721
Cboe (UK)/CXE	469.9538	1,621,630

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4077G_1-2024-3-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,943,191,137
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,673,004,911

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer/ director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.721	5
d)	Aggregated information - Volume - Price - Total	5 £4.721 £23.61
e)	Date of the transaction	11 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.721	80
d)	Aggregated information - Volume - Price - Total	80 £4.721 £377.68
e)	Date of the transaction	11 March 2024
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,659,353 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,955,629	322,168	1,381,556
Highest price paid per Share (pence):	480.00	480.00	480.00
Lowest price paid per Share (pence):	476.65	476.65	476.65
Volume weighted average price paid per Share (pence):	478.7637	478.8119	478.8021

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	478.7637	2,955,629
Cboe (UK)/BXE	478.8119	322,168
Cboe (UK)/CXE	478.8021	1,381,556

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5919G_1-2024-3-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,938,506,531
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,668,320,305

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,621,206 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,847,034	311,277	1,462,895
Highest price paid per Share (pence):	486.70	486.70	486.70
Lowest price paid per Share (pence):	476.90	476.90	476.90
Volume weighted average price paid per Share (pence):	482.1246	482.7446	482.3763

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	482.1246	2,847,034
Cboe (UK)/BXE	482.7446	311,277
Cboe (UK)/CXE	482.3763	1,462,895

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7570G_1-2024-3-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,933,779,917
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,663,593,691

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,559,498 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,676,286	296,826	1,586,386
Highest price paid per Share (pence):	489.80	489.80	489.80
Lowest price paid per Share (pence):	484.25	484.45	484.45
Volume weighted average price paid per Share (pence):	487.9819	488.1039	488.0469

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	487.9819	2,676,286
Cboe (UK)/BXE	488.1039	296,826
Cboe (UK)/CXE	488.0469	1,586,386

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9511G_1-2024-3-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,929,120,564
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,658,934,338

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,551,442 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,010,910	301,032	1,239,500
Highest price paid per Share (pence):	494.75	494.25	494.75
Lowest price paid per Share (pence):	490.55	490.80	490.80
Volume weighted average price paid per Share (pence):	492.3081	492.4435	492.3869

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	492.3081	3,010,910
Cboe (UK)/BXE	492.4435	301,032
Cboe (UK)/CXE	492.3869	1,239,500

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1256H_1-2024-3-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,924,499,358
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,654,313,132

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,534,938 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,577,994	336,557	1,620,387
Highest price paid per Share (pence):	496.30	496.25	496.30
Lowest price paid per Share (pence):	491.30	491.30	491.30
Volume weighted average price paid per Share (pence):	493.9068	494.0457	493.8570

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	493.9068	2,577,994
Cboe (UK)/BXE	494.0457	336,557
Cboe (UK)/CXE	493.8570	1,620,387

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3107H_1-2024-3-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,919,939,860
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,649,753,634

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the IST Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	16,591
d)	Aggregated information - Volume - Price - Total	16,591 Nil consideration (market value £4.93) Nil (market value £81,793.63)
e)	Date of the transaction	18 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the Restricted Share Plan II scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	17,016
d)	Aggregated information - Volume - Price - Total	17,016 Nil consideration (market value £4.93) Nil (market value £83,888.88)
e)	Date of the transaction	18 March 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,416,973 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,560,273	271,421	1,585,279
Highest price paid per Share (pence):	498.90	498.85	498.85
Lowest price paid per Share (pence):	492.60	492.80	492.80
Volume weighted average price paid per Share (pence):	496.3503	496.3853	496.2892

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	496.3503	2,560,273
Cboe (UK)/BXE	496.3853	271,421
Cboe (UK)/CXE	496.2892	1,585,279

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4898H_1-2024-3-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,915,388,418
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,645,202,192

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,432,414 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,503,941	313,660	1,614,813
Highest price paid per Share (pence):	497.10	497.10	497.05
Lowest price paid per Share (pence):	491.80	491.80	491.80
Volume weighted average price paid per Share (pence):	493.8339	494.1235	493.9026

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	493.8339	2,503,941
Cboe (UK)/BXE	494.1235	313,660
Cboe (UK)/CXE	493.9026	1,614,813

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6698H_1-2024-3-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,910,853,480
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,640,667,254

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,376,018 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,600,927	332,148	1,442,943
Highest price paid per Share (pence):	499.20	499.15	499.35
Lowest price paid per Share (pence):	494.95	494.95	494.95
Volume weighted average price paid per Share (pence):	497.3681	497.4866	497.4007

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	497.3681	2,600,927
Cboe (UK)/BXE	497.4866	332,148
Cboe (UK)/CXE	497.4007	1,442,943

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8563H_1-2024-3-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,906,436,507
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,636,250,281

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,414,923 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,766,350	305,882	1,342,691
Highest price paid per Share (pence):	503.00	503.00	503.00
Lowest price paid per Share (pence):	496.30	496.20	496.40
Volume weighted average price paid per Share (pence):	500.1764	500.4427	500.3914

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	500.1764	2,766,350
Cboe (UK)/BXE	500.4427	305,882
Cboe (UK)/CXE	500.3914	1,342,691

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0325I_1-2024-3-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,902,004,093
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,631,817,867

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,374,952 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,580,840	345,869	1,448,243
Highest price paid per Share (pence):	506.20	506.20	506.20
Lowest price paid per Share (pence):	501.60	501.60	501.60
Volume weighted average price paid per Share (pence):	504.1258	504.2672	504.2128

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	504.1258	2,580,840
Cboe (UK)/BXE	504.2672	345,869
Cboe (UK)/CXE	504.2128	1,448,243

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2194I_1-2024-3-25.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,897,628,075
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,627,441,849

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,391,914 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,320,088	396,831	1,674,995
Highest price paid per Share (pence):	504.90	504.90	504.90
Lowest price paid per Share (pence):	497.95	498.00	498.00
Volume weighted average price paid per Share (pence):	501.9748	502.0218	502.0283

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	501.9748	2,320,088
Cboe (UK)/BXE	502.0218	396,831
Cboe (UK)/CXE	502.0283	1,674,995

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4068I_1-2024-3-26.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,893,213,152
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,623,026,926

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,611,330 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,558,292	375,030	1,678,008
Highest price paid per Share (pence):	495.75	495.85	495.85
Lowest price paid per Share (pence):	489.90	489.60	489.60
Volume weighted average price paid per Share (pence):	493.2312	493.4091	493.2819

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	493.2312	2,558,292
Cboe (UK)/BXE	493.4091	375,030
Cboe (UK)/CXE	493.2819	1,678,008

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5888I_1-2024-3-27.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 March 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,888,838,200
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,618,651,974

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 March 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,572,890 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,772,976	311,427	1,488,487
Highest price paid per Share (pence):	498.60	498.30	498.30
Lowest price paid per Share (pence):	493.30	493.30	493.30
Volume weighted average price paid per Share (pence):	496.2841	496.2826	496.2824

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	496.2841	2,772,976
Cboe (UK)/BXE	496.2826	311,427
Cboe (UK)/CXE	496.2824	1,488,487

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8078I_1-2024-3-28.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 2 April 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary